EXHIBIT 1.1

AsiaSat provides additional details on the termination of its ADR program

January 29, 2008 - Asia Satellite Telecommunications Holdings Limited (“AsiaSat”) has provided additional details on the termination of its American Depositary Receipts (“ADRs”) program.

AsiaSat filed a Form 25 with the U.S. Securities and Exchange Commission (“SEC”) on January 18, 2008 and the delisting became effective January 28, 2008. American Depositary Shares (“ADSs”) may be traded (under the new ticker symbol “AISLY”) prior to the termination of the ADR program on the Over the Counter Bulletin Board (“OTCBB”).

At AsiaSat’s request, The Bank of New York (“BoNY”), as depositary of the ADR program, ceased to issue new ADSs as of the close of business on January 11, 2008 and is terminating the registration statement filed on Form F-6 with respect to the unissued ADSs.

The deposit agreement dated September 28, 2001 (the “Deposit Agreement”), as amended, will terminate on February 28, 2008. As a result of the amendment and termination of the Deposit Agreement, ADR holders will have until May 28, 2008 (90 days after termination of the amended Deposit Agreement) to take action to retain an interest in AsiaSat’s shares.

(i)           ADR holders that wish to retain an interest in AsiaSat’s shares should surrender their ADRs in order to receive the shares underlying such ADRs, which are traded on the Hong Kong Stock Exchange.

(ii)          On May 29, 2008, BoNY expects to sell the shares underlying any remaining ADRs. Any ADR holders that fail to surrender ADRs by May 28, 2008 will receive the net proceeds of sale upon subsequent surrender of their ADRs, subject to cancellation fees and any applicable taxes, governmental and transaction charges.

(iii)         ADR holders that do not wish to retain an interest in AsiaSat’s shares should not surrender their ADRs, in which case they will receive the net proceeds of the sale, to be made by BoNY, of the shares underlying such ADRs, subject to cancellation fees and any applicable taxes, governmental and transaction charges.

If you own ADRs through a broker or other nominee, you should consult your broker or nominee with respect of the foregoing.

Media inquiries:

Asia Satellite Telecommunications Company Limited

Sabrina Cubbon, General Manager Marketing		Winnie Pang, Manager, Corporate Affairs
Tel:	(852) 2500 0899	Tel:	(852) 2500 0880
Mobile:	(852) 9097 1210	Fax:	(852) 2500 0895
Fax:	(852) 2500 0895	Email:	wpang@asiasat.com
Email:	scubbon@asiasat.com